Exhibit 99(d)

                          PRESS RELEASE


FOR IMMEDIATE RELEASE
TUESDAY
SEPTEMBER 24, 1996

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229


                    TCBY ANNOUNCES ACQUISITION
                OF JUICE WORKS(Registered) CONCEPT


LITTLE ROCK, AR - Tuesday (September 24) - TCBY ENTERPRISES,
INC.
(NYSE:TBY) today announced the acquisition of substantially all of the assets of two companies which owned and franchised Juice Works(Registered), a Phoenix-based juice and smoothie bar operation. The Company intends to franchise the Juice Works(Registered) concept domestically and internationally.

The Juice Works(Registered) concept was operated by Robert and Shelley Sikora, who will remain with the new TCBY subsidiary, Juice Works Development, Inc., to assist in the development of the concept. There are currently 2 locations open in the Phoenix area and 4 more under development. The Company plans to expand into other major markets in the immediate future, including Dallas, Tempe and Tucson, and has received inquiries from around the U.S., Europe, and Australia. The Juice Works(Registered) concept will be developed through franchising of both traditional and
non-traditional     locations.          Co-branding     with
"TCBY"(Registered) locations and other foodservice concepts will also be available.

Forbes magazine, in April, noted juice bars as one of the hottest concepts in the food business. A Juice Works(Registered) store offers a menu of fruit and vegetable juices, fresh-made fruit smoothies made with frozen yogurt, nutritional supplements to add to juices and smoothies, and lowfat/nonfat baked goods. The juice drinks and fruit smoothies are appealing not only to the health-conscious, but are a delicious, nutritional alternative as a meal substitute.

Juice Works                  -2-         September 24, 1996



"Juice Works is an exciting acquisition for the Company," said Herren Hickingbotham, President and Chief Operating Officer, TCBY Enterprises, Inc. "Juice Works is one of the better positioned concepts in this exciting, emerging category in the franchise industry. It is a health-oriented concept, and fits well with the TCBY image of offering quality, healthy products to consumers. From a co-branding standpoint with TCBY, the Juice Works menu is an excellent complement to our frozen treats dayparts. We look forward to developing the Juice Works concept into a national and international operation."

"Juice Works will benefit greatly from TCBY's experience," said Shelley Sikora, now Vice President of Development for Juice Works Development, Inc. "They have the expertise and systems in place to develop, support, supply and equip a major franchise system. TCBY developed the #1 brand of frozen yogurt in the world and we look forward to applying that expertise in building the Juice Works brand rapidly. " Closing date for the acquisition was September 11. The Company did not disclose the details of the purchase.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt.

                               -30-